Contact

www.linkedin.com/in/andrewyangvfa (LinkedIn)

Top Skills

Mergers
Venture Capital
Entrepreneurship

Publications

The Last Election
The War on Normal People
Forward: Notes on the Future of Our Democracy
Smart People Should Build Things

Andrew Yang

CEO at Noble Mobile
New York, New York, United States

Summary

Entrepreneur, Dad, Champion of a Human-Centered Economy, ##YangGang#, ##Forwardist#, UBI, Founder of Forward Party, NYT bestselling author.

CEO of Noble Mobile to help Americans save money, scroll less, and connect more.

Experience

Noble Mobile

CEO
April 2024 - Present (2 years 1 month)

Forward Party

Founder
October 2021 - Present (4 years 7 months)

Venture for America

15 years

Founder
September 2017 - Present (8 years 8 months)
Greater New York City Area

CEO and Founder
May 2011 - August 2017 (6 years 4 months)
Greater New York City Area

Founder and CEO of non-profit organization that provides a Fellowship Program for top college graduates to work for 2 years in start-up and early stage companies in emerging U.S. cities (Detroit, New Orleans, Providence, Baltimore, St. Louis, Cincinnati, Cleveland, San Antonio, Columbus, Philadelphia, Birmingham, Charlotte, Pittsburgh, Denver, Miami). Supporters include Dan Gilbert, Graham Weston, Jeff Weiner, Dara Khosrowshahi, Reid Hoffman, UBS, PwC, Barclays, Blackstone, and many others. Goal is to create 100,000 new U.S. jobs by 2025.

Yang for New York
Candidate for NYC Mayor in 2021 (D)
January 2021 - October 2021 (10 months)
New York, New York, United States

Yang2020 (www.yang2020.com)
US Presidential Candidate (D)
February 2018 - February 2020 (2 years 1 month)
Greater New York City Area

Manhattan GMAT
Chief Executive Officer, President, Managing Director
January 2006 - May 2011 (5 years 5 months)

Head of industry-leading test preparation company acquired by WPO/Kaplan in Dec. 2009. Expanded from 4 to 24 cities. Serve 10,000+ students per year. Clients include McKinsey, Bain, Google, Goldman Sachs, JP Morgan. Publishing imprint distributed by Simon and Schuster.

MMF Systems (I) Pvt Ltd
Vice President
April 2002 - November 2005 (3 years 8 months)

Executive at innovative health care software start-up based in New York. Clients included Columbia Presbyterian and Weill Cornell Medical Center.

Crisp Wireless
Vice President
April 2001 - April 2002 (1 year 1 month)

Executive at mobile software platform provider for top-tier content publishers. Clients included Sony and Time Inc.

Stargiving.com
Co-founder, President
February 2000 - March 2001 (1 year 2 months)

Co-founder of Internet fund-raising company for celebrity-affiliated non-profits. Clients included Magic Johnson and MTV Networks.

Davis Polk & Wardwell LLP
Associate
September 1999 - February 2000 (6 months)

Corporate practice associate in Banking and Mergers and Acquisitions.

Education

Columbia University School of Law

J.D. · (1996 - 1999)

Brown University

BA, Economics · (1992 - 1996)

Exeter